KW 3/28

11021204

PB

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
~~FORM X-17A-5~~
PART III

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 15 2011
WASHINGTON DC
211

SEC FILE NUMBER
8-33185

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CITI International Financial Services

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

SANTA MARINA I BLDG 400 SUITE 200 STREET C
(No. and Street)

GUAYNABO	PUERTO RICO	00968
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ARMANDO SILVA, CEO AND PRESIDENT — 787-766-3842
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – *if individual, state last, first, middle name*)

AMERICAN INT. PLAZA 250 MUNOZ RIVERA AVE., 11TH FLOOR,	SAN JUAN	PR	00918
(Address) (City)		(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KW 3/29

OATH OR AFFIRMATION

I, ARMANDO SILVA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CITI INTERNATIONAL FINANCIAL SERVICES LLC, as of DECEMBER 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Affidavit # 1526

Sworn and suscribed before me by Armando Silva, of legal age, married, resident of San Juan, P.R. and as CEO and President of Citi International Financial Services, LLC, who is personally known to me. In San Juan, P.R. today March 14, 2011.

Signature

CEO AND PRESIDENT

Title

Notary Public

YVONNE ROSA RIVERA ABOGADA-NOTARIO

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG LLP
American International Plaza
Suite 1100
250 Muñoz Rivera Avenue
San Juan, PR 00918-1819

Report of Independent Registered Public Accounting Firm

The Member
Citi International Financial Services, LLC:

We have audited the accompanying statements of financial condition of Citi International Financial Services, LLC (the Company) (a wholly owned subsidiary of Citigroup Participation Luxembourg Limited) as of December 31, 2010 and 2009, and the related statements of operations, changes in member's equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Citi International Financial Services, LLC as of December 31, 2010 and 2009, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

The Company is an operating unit of Citigroup, Inc. and, consequently, in the normal course of business, will make transactions and maintain balances with its parent company, affiliated companies, and other units of Citigroup, Inc. Significant transactions with related parties have been disclosed in note 4 to the accompanying financial statements.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

March 14, 2011

Stamp No. 2531006 of the Puerto Rico
Society of Certified Public Accountants
was affixed to the record copy of this report.

CITI INTERNATIONAL FINANCIAL SERVICES, LLC
(A Wholly Owned Subsidiary of Citigroup
Participation Luxembourg Limited)

Statements of Financial Condition

December 31, 2010 and 2009

Assets		**2010**	**2009**
Cash (note 4)	$	1,941,449	881,171
Deposits at interest (note 4)		17,600,000	600,000
Marketable securities owned, at fair value (note 2)		12,002,529	12,003,250
Commissions earned not collected		8,518,497	8,373,774
Property and equipment, net (note 5)		3,409,011	3,821,050
Intangible asset		459,605	689,417
Other assets		494,394	466,859
	$	44,425,485	26,835,521
Liabilities and Member's Equity			
Liabilities:			
Due to affiliates (note 4)	$	1,163,656	1,227,908
Accrued expenses and other liabilities		5,752,038	3,652,747
Total liabilities		6,915,694	4,880,655
Member's equity		37,509,791	21,954,866
Commitments and contingencies (note 9)			
	$	44,425,485	26,835,521

See accompanying notes to financial statements.

CITI INTERNATIONAL FINANCIAL SERVICES, LLC
(A Wholly Owned Subsidiary of Citigroup Participation Luxembourg Limited)

Statements of Operations

Years ended December 31, 2010 and 2009

		2010	2009
Revenue:			
Commissions	$	71,953,527	58,682,537
Interest income (note 4)		38,308	46,348
Other income (loss)		308	(942)
Unrealized investment gain (loss)		57	(1,134)
Total revenue		71,992,200	58,726,809
Expenses:			
Management and processing fees (note 4)		27,358,524	19,715,191
Employee compensation and benefits (note 6)		10,523,950	10,402,993
Execution and clearing fees		3,300,142	2,676,682
Communications		668,143	816,958
Administrative support services from affiliate (note 4)		1,907,316	488,573
Other operating expenses		11,957,085	9,893,869
Total expenses		55,715,160	43,994,266
Net income before income taxes		16,277,040	14,732,543
Income tax expense (note 7)		760,005	727,304
Net income	$	15,517,035	14,005,239

See accompanying notes to financial statements.

CITI INTERNATIONAL FINANCIAL SERVICES, LLC
(A Wholly Owned Subsidiary of Citigroup
Participation Luxembourg Limited)

Statements of Changes in Member's Equity

Years ended December 31, 2010 and 2009

Member's equity, December 31, 2008	$	32,847,251
Net income		14,005,239
Distribution to sole member		(25,000,000)
Adjustment for compensation in shares of Citigroup		102,376
Member's equity, December 31, 2009		21,954,866
Net income		15,517,035
Adjustment for compensation in shares of Citigroup		37,890
Member's equity, December 31, 2010	$	37,509,791

See accompanying notes to financial statements.

CITI INTERNATIONAL FINANCIAL SERVICES, LLC
(A Wholly Owned Subsidiary of Citigroup
Participation Luxembourg Limited)

Statements of Cash Flows

Years ended December 31, 2010 and 2009

		2010	2009
Cash flows from operating activities:			
Net income	$	15,517,035	14,005,239
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization		528,249	471,552
Amortization of intangible asset		229,812	229,812
Loss on disposal of property and equipment		889	18,676
Compensation in shares of Citigroup		37,890	102,376
Decrease (increase) in assets:			
Marketable securities owned		721	186,915
Commissions earned not collected		(144,723)	(1,373,735)
Other assets		(27,535)	588,496
Due from affiliates		—	1,352,251
Increase (decrease) in liabilities:			
Due to affiliates		(64,252)	297,997
Accrued expenses and other liabilities		2,099,291	(2,826,045)
Net cash provided by operating activities		18,177,377	13,053,534
Cash flows from investing activities:			
Decrease (increase) in deposits at interest		(17,000,000)	11,000,000
Capital expenditures on property and equipment		(117,099)	(886,583)
Proceeds from sale of property and equipment		—	956,467
Net cash (used in) provided by investing activities		(17,117,099)	11,069,884
Cash flows used in financing activities – distribution to sole member		—	(25,000,000)
Net increase (decrease) in cash		1,060,278	(876,582)
Cash, beginning of year		881,171	1,757,753
Cash, end of year	$	1,941,449	881,171
Supplemental cash flow information:			
Income taxes paid	$	686,972	—

See accompanying notes to financial statements.

(1) Nature of Operations and Significant Accounting Policies

(a) Nature of Operations

Citi International Financial Services, LLC (the Company), a wholly owned subsidiary of Citigroup Participation Luxembourg Limited, was incorporated in 1970 under the laws of the Commonwealth of Puerto Rico to provide investment banking services. In August 1986, the Company obtained a license to operate as a broker-dealer duly registered with the Office of the Commissioner of Financial Institutions of Puerto Rico (the Commissioner). In July 1990, the Company received authorization to engage in the general securities business. As a result, in June 1992, operations were expanded to cover retail brokerage. During 1997, the Company introduced retail brokerage services in various Latin American countries. During 2003, the Company ceased its institutional brokerage operations to customers in Puerto Rico.

The Company is a registered broker-dealer and a member firm of the Financial Industry Regulatory Authority (FINRA). As a nonclearing broker-dealer, the Company does not carry security accounts for customers or perform custodial functions relating to customer funds or securities, and is, therefore, exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934.

On February 4, 1999, the Company obtained from the Commissioner a license to operate an International Banking Entity. The International Division is managed as a unit of the Company and its operations started on March 1, 1999. The International Division is exempt from Puerto Rico income taxes as well as property and volume of business taxes as long as it operates under the International Banking Center Regulatory Act of 1989. However, on March 9, 2009, the bill for the Special Act Declaring State of Fiscal Emergency and Establishing an integrated Fiscal Stabilizing Plan to Save the Credit of Puerto Rico (the Plan) was signed into law as Act No. 7 of March 9, 2009. Act No. 7 includes a temporary measure imposing a special tax of 5% to international banking entities effective for tax years commencing after December 31, 2008 and ending before January 1, 2012 (notes 3 and 7).

The Company's sole member shall not be personally liable for the liabilities of the Company. The failure of the Company to observe any formalities or requirements relating to the exercise of its power or the management of its business or affairs shall not be grounds for imposing personal liability on the Company's sole member.

In addition, the Company entered into a fully disclosed clearing agreement with Pershing LLC.

The Company's operations during the years ended December 31, 2010 and 2009 consisted mainly of securities brokerage transactions through the International Division and the sale of annuities to customers outside Puerto Rico, as authorized by the Commissioner of Insurance of Puerto Rico.

(b) ***Significant Accounting Policies***

Basis of Presentation

The preparation of the financial statements requires management of the Company to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include the useful lives of fixed assets; and the valuation of fixed assets, investments, and intangible assets. The current economic environment has increased the degree of uncertainty inherent in those estimates and assumptions.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents, except those purchased for its trading account which are recorded within deposits at interest.

Securities

Marketable securities owned are valued at fair market value with the related unrealized gain or loss recognized in the statements of operations as net unrealized investment gain (loss). Securities transactions are recorded on a trade-date basis.

Customer securities transactions and related commission income and expenses are recorded on a trade-date basis.

Property and Equipment

Property and equipment are recorded at cost less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the depreciable property, which range from 3 to 10 years. Leasehold improvements are amortized straight line over the shorter of the lease term or estimated useful lives of the asset.

Long-Lived Assets

In accordance with Impairment or Disposal of Long-Lived Assets Subsections of Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Subtopic 360-10, *Property, Plant, and Equipment – Overall*, long-lived assets, such as property, plant, and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by an asset to the carrying value of the asset. If the carrying value of the long-lived asset is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying value exceeds its fair value. Fair value is determined through various valuation techniques

including discounted cash flow models, quoted market values, and third-party independent appraisals, as considered necessary.

Intangible Asset

FASB ASC Topic 350, *Intangibles – Goodwill and Other,* requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with FASB ASC Subtopic 360-10.

Intangible asset includes a clearing organization referral agreement the Company acquired as a result of a definite agreement between Citigroup, the Company's ultimate parent company and Quiñenco, S.A., Banco de Chile holding company, entered to establish a strategic partnership that combines Citigroup operations in Chile with Banco de Chile's local banking franchise. The Company acquired the intangible asset, with an estimated useful life of five years, from its ultimate parent company and the fair value of the acquired intangible asset amounted to $2,081,000 at January 3, 2008, date of the acquisition. During December 2008, the Company recognized an impairment loss of approximately $746,000 that was included in the other expenses caption of the statement of operations. During the years 2010 and 2009, the Company recorded an amortization expense of approximately $230,000 each year. Estimated amortization expense on the intangible asset for the next two years is approximately $230,000 per year.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. There are no material deferred tax assets or liabilities as of December 31, 2010 and 2009. The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Company records interest and penalties related to unrecognized tax benefits as part of income tax expense. No interest and penalties were accrued at December 31, 2010 and 2009.

Fair Value Measurements

Fair value represents the amount that would be received to sell an asset or that would be paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. The Company determines fair value based on assumptions that market participants would use in pricing an asset or liability in the principal or most

advantageous market. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels:

- Level 1 Inputs: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.
- Level 2 Inputs: Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.
- Level 3 Inputs: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at measurement date.

See notes 2 and 8 to the Financial Statements.

Fair Value Option

Under the Fair Value Option Subsections of FASB ASC Subtopic 825-10, *Financial Instruments–Overall*, the Company has the irrevocable option to report most financial assets and financial liabilities at fair value on an instrument-by-instrument basis, with changes in fair value reported in earnings. The Company did not apply the provisions of ASC Subtopic 825-10 to any instruments during the years ended December 31, 2010 and 2009.

Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Commitments and Contingencies

Liabilities for loss contingencies, arising from claims, assessments, litigations, fines, and penalties and other sources, are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred.

Pension and Other Postretirement Plans

The Company participates in the Citibank, N.A. (subsidiary of Citigroup) defined benefit pension plan covering substantially all of its employees. The benefits are based on years of service, highest average compensation (as defined), and the primary social security benefit. The cost of this plan is being expensed as charged by Citibank, N.A.'s head office.

The Company also participates in a healthcare benefit plan sponsored by Citibank, N.A. for substantially all retirees and employees (note 6). The cost of this plan is being expensed as charged by Citibank, N.A.'s head office.

The employees of the Company are also covered by a life insurance benefit plan offered by Citigroup. The net periodic postretirement life insurance benefit costs have not been allocated by Citigroup to the Company because the effect is deemed immaterial.

(2) Marketable Securities Owned

Marketable securities owned consist of obligations of U.S. government amounting to $12,002,529 and $12,003,250 at December 31, 2010 and 2009, respectively.

The estimated fair value of all marketable securities owned is determined based on Level 1 inputs using market quotations.

(3) International Division

The Company operates an international division that is managed as a unit of the Company. As described in note 1, the Company's operations during the years ended December 31, 2010 and 2009 consisted of securities brokerage transactions and sale of annuities through the International Division. Therefore, the financial position and results of operations of the Company are those of the International Division.

As required by the International Bank Center Act of 1989, the International Division maintains a $300,000 time deposit with a financial institution in Puerto Rico, which is considered restricted and, therefore, not a cash equivalent. The restricted funds are included as part of deposits at interest in the accompanying balance sheets.

(4) Related-Party Transactions

Cash consists of noninterest-bearing deposits with Citibank, N.A. – Puerto Rico Branches (the Puerto Rico Branches).

The Company maintains short-term deposits at interest with a Citibank affiliate amounting to $17,000,000 as of December 31, 2010 (none as of December 31, 2009). Interest income on these deposits amounted to approximately $16,000 and $18,000 for the years ended December 31, 2010 and 2009, respectively.

The Company engages in retail brokerage services in various countries in Latin America. As a result, the Company has entered into service agreements with the branches of Citibank, N.A. and other affiliates in these countries, whereby these related entities perform certain services and incur certain expenses on behalf of the Company. These related entities in Latin America charged the Company estimated costs and related management fees amounting to approximately $26,445,000 and $19,008,000, respectively, for the years ended December 31, 2010 and 2009 (including management fees, which amounted to approximately $2,404,000 and $1,728,000, respectively).

The Company maintains a service contract with the Puerto Rico Branches, whereby the Puerto Rico Branches perform certain services and incur certain expenses on behalf of the Company. The Puerto Rico Branches charged the Company estimated costs and related management fees amounting to approximately $716,000 and $673,000 for the years ended December 31, 2010 and 2009, respectively.

Head office charges from Citigroup, Inc. for administrative support services amounted to approximately $1,907,000 and $489,000 for the years ended December 31, 2010 and 2009, respectively. Adjustments resulting from differences between the estimated and the actual charges amounted to approximately $602,000 during the year ended December 31, 2010 (none during 2009).

In January 2009, the Company sold approximately $956,000 in computer equipment to the Puerto Rico Branches. The sale was consummated at the equipment's historical cost in the Company's books.

(5) Property and Equipment

Property and equipment at December 31, 2010 and 2009 consist of the following:

	Estimated useful lives (in years)	2010	2009
Leasehold improvements	10	$ 2,901,767	2,901,767
Computer equipment and software	3 – 10	527,971	707,717
Furniture, fixtures, and equipment	3 – 10	1,407,788	1,457,635
Total		4,837,526	5,067,119
Less accumulated depreciation and amortization		1,428,515	1,246,069
Total		$ 3,409,011	3,821,050

(6) Pension and Other Postretirement Benefits

Effective January 2007, the Company started to participate in the Citibank, N.A.'s noncontributory defined benefit pension plan, a plan covering substantially all of their employees. Pension plan retirement benefits are based on years of credited service, the highest average compensation (as defined), and the primary social security benefit. Citibank, N.A.'s funding strategy has been to maintain plan assets sufficient to provide not only for benefits based on service to date, but also for those expected to be earned in the future. It is not practicable to determine the components of pension cost, funded status, and other plan data for the participants in the plan.

The Company also participates in the Citibank, N.A. postretirement healthcare benefits plan that provides postretirement medical benefits to all eligible retired employees. Retirees' share in the cost of their healthcare benefits through copayments, service-related contributions, and salary-related deductibles.

Allocation for these plans is included as part of the allocated expenses described in note 4.

(7) Income Tax

Income tax expense recognized by the Company amounted to $760,005 and $727,304 for the years ended December 31, 2010 and 2009, respectively.

(8) Fair Value of Financial Instruments

At December 31, 2010 and 2009, substantially all of the Company's financial assets and liabilities were carried at fair value or at amounts that approximate fair value. Assets and liabilities recorded at fair value include cash and cash equivalents, deposits at interest, commissions earned not collected, due to affiliates, and accrued expenses and other liabilities. The fair values of these financial instruments represent the amounts that would be received to sell those assets or that would be paid to transfer those liabilities in an orderly transaction between market participants at that date. These financial instruments have been valued at the carrying amounts reflected in the statements of financial condition as these are reasonable estimates of fair value given the short-term nature of the instruments.

(9) Lease Commitments

The Company leases its office facility under an operating lease agreement. Total rent expense under such lease amounted to approximately $372,000 and $331,000 for the years ended December 31, 2010 and 2009, respectively. As of December 31, 2010, the future minimum lease payments under this operating lease are as follows:

Year ending December 31:		
2011	$	329,072
2012		335,592
2013		342,298
2014		349,158
2015		356,080
2016 and thereafter		1,047,845
Total	$	2,760,045

(10) Contingencies

FINRA issued a Wells Notice in September 2010 relating to fixed income transactions executed by the Company. The Company filed a Wells Submission in response to FINRA's Wells Notice and argued that the mark-ups identified in the Wells Notice were not excessive, principally on the basis that the Company conducts a service-intensive, value-added business for an affluent and exclusively non-U.S. resident clientele that justifies higher levels of mark-ups.

As a pro-active measure, an internal review was conducted covering the years 2008, 2009, and 2010. In addition, corrective action measures have been implemented with regards to fixed income pricing grid, revisions to the mark-up policies, controls over procedures, and the provision of additional training regarding the mark-up policies and procedures.

FINRA's regulatory investigation and CIFS' internal investigation relating to this matter are both currently ongoing. CIFS' counsel met with FINRA on December 2010 to explain CIFS' mark-up policy and discuss the results of the internal review, a restitution plan if applicable and the corrective action measures implemented. After consulting with internal and external legal counsel, Management recorded an accrual of $2,000,000 as of December 31, 2010 related to these matters, and concluded that based on the analysis there was no material impact to the previous year financial statements.

(11) Net Capital and Reserve Requirements

The Company is subject to the Securities Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1,500%. Rule 15c3-1 also provides that equity capital or cash dividends paid may not be withdrawn if the resulting net capital ratio would exceed 1,000%. At December 31, 2010, the Company had net capital of $11,130,348, which was $10,669,302 in excess of its required net capital of $461,046. The Company's net capital ratio at December 31, 2010 was 62.13%. At December 31, 2009, the Company had net capital of $11,768,058, which was $11,442,682 in excess of its required net capital of $325,376. The Company's net capital ratio at December 31, 2009 was 41.47%.

Broker-dealers under Rule 15c3-3 of the Securities Exchange Act of 1934 are required to maintain a minimum reserve of the excess of total customer credit balances over total customer debit balances, as defined. The Company is exempt from this Rule 15c3-1, since it clears all customers' transactions through another broker-dealer on a fully disclosed basis.

(12) Subsequent Events

The Company has evaluated subsequent events from the balance sheet date through March 14, 2011, the date at which the financial statements were available to be issued, and determined there are no other items to disclose, other than the following matter:

On January 31, 2011, the Governor of Puerto Rico signed into law a new Internal Revenue Code for Puerto Rico. The most significant impact on companies of this new code is the reduction in the marginal corporate income tax rate from 39% to 30%. This new code will not have a material impact on the Company's financial statements.

Schedule I

CITI INTERNATIONAL FINANCIAL SERVICES, LLC
(A Wholly Owned Subsidiary of Citigroup
Participation Luxembourg Limited

Net Capital and Aggregate Indebtedness

December 31, 2010

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT

PART II

BROKER OR DEALER Citi International Financial Services, LLC as of December 31, 2010

COMPUTATION OF NET CAPITAL

1.	Total ownership equity (from Statement of Financial Condition – Item 1800)		$ 37,509,791 [3480]
2.	Deduct: Ownership equity not allowable for net capital		[3490]
3.	Total ownership equity qualified for net capital		37,509,791 [3500]
4.	Add:		
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		[3520]
	B. Other (deductions) or allowable credits (List)		[3525]
5.	Total capital and subordinated liabilities		$ 37,509,791 [3530]
6.	Deductions and/or charges:		
	A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)	$ 9,374,009 [3540]	
	1. Additional charges for customers' and noncustomers' securities accounts	[3550]	
	2. Additional charges for customers' and noncustomers' commodities accounts	[3560]	
	B. Aged fail-to-deliver	[3570]	
	1. Number of items [3450]		
	C. Aged short security differences-less reserve of $ [3460]	[3580]	
	number of items [3470]		
	D. Secured demand note deficiency	[3590]	
	E. Commodity futures contracts and spot commodities proprietary charges	[3600]	
	F. Other deductions and/or charges	5,434 [3610]	
	G. Deductions for accounts carried under Rule 15c3-1(a)(6), (a)(7), and (c)(2)(x)	[3615]	
	H. Total deductions and/or charges		(9,379,443) [3620]
7.	Other additions and/or allowable credits (List)		[3630]
8.	Net capital before haircuts on securities positions		$ 28,130,348 [3640]
9.	Haircuts on securities: (computed, where applicable, pursuant to 15c3-1(f)):		
	A. Contractual securities commitments	[3660]	
	B. Subordinated securities borrowings	[3670]	
	C. Trading and investment securities:		
	1. Bankers' acceptances, certificates of deposit, and commercial paper	[3680]	
	2. U.S. and Canadian government obligations	[3690]	
	3. State and municipal government obligations	[3700]	
	4. Corporate obligations	[3710]	
	5. Stocks and warrants	[3720]	
	6. Options	[3730]	
	7. Arbitrage	[3732]	
	8. Other securities	17,000,000 [3734]	
	D. Undue concentration	[3650]	
	E. Other (List)	[3736]	(17,000,000) [3740]
10.	Net capital		$ 11,130,348 [3750]

The above computation of net capital does not differ materially from the computation of net capital as of December 31, 2010 as filed on Form X-17A-5 Part II by Citi International Financial Services, LLC.

Schedule I

CITI INTERNATIONAL FINANCIAL SERVICES, LLC
(A Wholly Owned Subsidiary of Citigroup
Participation Luxembourg Limited

Net Capital and Aggregate Indebtedness

December 31, 2010

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT

PART II

BROKER OR DEALER Citi International Financial Services, LLC as of December 31, 2010

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)			$ 461,046	3756
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)			$ 250,000	3758
13.	Net capital requirement (greater of line 11 or 12)			$ 461,046	3760
14.	Excess net capital (line 10 less 13)			$ 10,669,302	3770
15.	Net capital less greater of 10% of line 19 or 120% of line 12			$ 10,438,779	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition			$ 6,915,694	3790
17.	Add:				
	A. Drafts for immediate credit	$	3800		
	B. Market value of securities borrowed for which no equivalent value is paid or credited	$	3810		
	C. Other unrecorded amounts (List)	$	3820	$	3830
18.	Deduct: Adjustment based on deposits in Special Reserve Bank Accounts (15c3-1(c)(1)(vii))			$	3838
19.	Total aggregate indebtedness			$ 6,915,694	3840
20.	Percentage of aggregate indebtedness to net capital (line 19 ÷ line 10)			% 62.13%	3850
21.	Percentage of aggregate indebtedness to net capital after anticipated capital withdrawals (line 19 ÷ line 10 less Item 4880 page 11)			% 62.13%	3853

COMPUTATION OF ALTERNATIVE CAPITAL REQUIREMENT

Part B

22.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers and dealers and consolidated subsidiaries' debits	$ N/A	3870
23.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$ N/A	3880
24.	Net capital requirement (greater of line 22 or 23)	$ N/A	3760
25.	Excess net capital (line 10 less 24)	$ N/A	3910
26.	Percentage of net capital to Aggregate Debits (line 10 ÷ by line 17, page 8)	% N/A	3851
27.	Percentage of net capital after anticipated withdrawals to aggregate debits (line 10 less Item 4880, page 11 ÷ by line 17, page 8)	% N/A	3854
28.	Net capital in excess of: 5% of combined aggregate debit items or $100,000	$ N/A	3920

OTHER RATIOS

Part C

29.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	% N/A	3860
30.	Options deductions/Net Capital ratio (1,000% test) total deductions exclusive of liquidating equity under Rule 15c3-1(a)(6), (a)(7), and (c)(2)(x) ÷ Net capital	% N/A	3852

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker-dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities, which were included in nonallowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material nonallowable assets.

The above computation of net capital does not differ materially from the computation of net capital as of December 31, 2010 as filed on Form X-17A-5 Part II by Citi International Financial Services, LLC.

See accompanying independent registered public accounting firm's report.

Schedule II

CITI INTERNATIONAL FINANCIAL SERVICES, LLC
(A Wholly Owned Subsidiary of Citigroup
Participation Luxembourg Limited)

Computation for Determination of Reserve Requirements and
Information Relating to Possession or Control Requirements Under Rule 15c3-3

December 31, 2010

The Company has entered into a clearing agreement (the Agreement) with Pershing LLC (Pershing). Under the terms of the Agreement, Pershing clears and executes the brokerage transactions of the Company's customers on a fully disclosed basis. In management's opinion, the Company has complied with the exemptive provisions under Rule 15c3-3 at December 31, 2010.

See accompanying independent registered public accounting firm's report.

Schedule III

CITI INTERNATIONAL FINANCIAL SERVICES, LLC
(A Wholly Owned Subsidiary of Citigroup
Participation Luxembourg Limited)

Statement of Changes in Liabilities Subordinated to Claims of General Creditors

December 31, 2010

There were no liabilities subordinated to claims of general creditors at December 31, 2010.

See accompanying independent registered public accounting firm's report.

KPMG LLP
American International Plaza
Suite 1100
250 Muñoz Rivera Avenue
San Juan, PR 00918-1819

Report of Independent Registered Public Accounting Firm

The Member
Citi International Financial Services, LLC:

In planning and performing our audit of the financial statements and supplemental schedules of Citi International Financial Services, LLC (the Company) as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

- Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
- Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

KPMG

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010 to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

March 14, 2011

Stamp No. 2531016 of the Puerto Rico
Society of Certified Public Accountants
was affixed to the record copy of this report.

KPMG

KPMG LLP
American International Plaza
Suite 1100
250 Muñoz Rivera Avenue
San Juan, PR 00918-1819

Independent Registered Public Accounting Firm Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Member of Citi International Financial Services, LLC
San Juan, Puerto Rico

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by Citi International Financial Services, LLC (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for their compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences, if applicable.

KPMG

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

License No. 21
Expires December 1, 2013

March 14, 2011

2531017


COLEGIO DE CONTADORES PUBLICOS AUTORIZADOS DE PUERTO RICO
Veritati Fidelis
$5.00 SELLO $5.00

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended ____________, 20____
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

033185 FINRA DEC
CITI INTERNATIONAL FINANCIAL SERVICES LLC 12*12
ATTN: MIGUEL RIVERA
PO BOX 70263
SAN JUAN PR 00936-8263

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 171,730

B. Less payment made with SIPC-6 filed (exclude interest) (81,862)
07/28/10
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 89,868

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 89,868

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 89,868

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Citi International Financial Services LLC
(Name of Corporation, Partnership or other organization)

Miguel Rivera
(Authorized Signature)

Controller 787-766-3649
(Title)

Dated the 28 day of February, 20 11

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ ________ ________
Postmarked Received Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01, 20 10
and ending 12/31, 20 10
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 71,992,200
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	3,300,142
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	3,300,142
2d. SIPC Net Operating Revenues	$ 68,692,058
2e. General Assessment @ .0025	$ 171,730

(to page 1, line 2.A.)

KPMG

SEC Mail Processing
RECEIVED
MAR 15 2011
Wash., D.C.
211
Section

CITI INTERNATIONAL FINANCIAL SERVICES, LLC

(A Wholly Owned Subsidiary of Citigroup
Participation Luxembourg Limited)

Financial Statements and Supplementary Schedules

December 31, 2010 and 2009

(With Report of Independent Registered Public Accounting Firm
and Supplemental Report on Internal Controls Thereon)